CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated March 1, 2023, and each included in this Post-Effective Amendment No. 41 on the Registration Statement (Form N-1A, File No. 333-138560) of Pioneer Series Trust VI (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated December 30, 2022, with respect to Pioneer Floating Rate Fund and Pioneer Flexible Opportunities Fund, included in the Annual Reports to Shareholders (Form N-CSR) for the year ended October 31, 2022, into this Registration Statement filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 24, 2023